Exhibit 99.1

PERION REPORTS FOURTH QUARTER AND FULL-YEAR 2018 RESULTS

Company Generates Full-Year Net Income of $8.1 Million, Achieves Full-Year Adjusted EBITDA Guidance of $29.6 Million;
Continued Focus on Profitability and Cash Generation Drives Successful Long-Term Debt Reduction Execution

Tel Aviv & New York – February 13, 2019 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering synchronized digital marketing solutions for brands that are relentlessly focused on deeper consumer relationships, announced today its financial results for the fourth quarter and 12 months ended December 31, 2018.

Financial Highlights*

(In millions, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018
Advertising revenues	$43.0	$37.3	$134.5	$126.0
Search and other revenues	$34.3	$34.7	$139.5	$126.8
Total Revenues	$77.3	$72.0	$274.0	$252.8
GAAP Net Income (Loss)	$(37.3)	$4.9	$(72.8)	$8.1
Non-GAAP Net Income	$6.4	$5.8	$17.4	$17.8
Adjusted EBITDA	$11.9	$11.5	$28.9	$29.6
Net cash provided by operating activities	$7.2	$4.3	$36.0	$32.8
GAAP Diluted Earnings (Loss) Per Share	$(1.44)	$0.19	$(2.81)	$0.31
Non-GAAP Diluted Earnings Per Share	$0.24	$0.21	$0.72	$0.65

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO stated, “We enter 2019 with a significantly strengthened financial position as a result of the successful completion of the first phase of our three-phase turnaround strategy. We have reduced Perion’s operating expenses by 21% from $108.4 million in 2017 to $86.0 million in 2018 and in so doing, we have extended the runway to continue the investments in technology that are necessary to reposition Perion for long-term growth. In addition, we have also successfully consolidated our debt facilities by extending the maturity date, redistributing principal payments of the loan to improve Perion’s financial flexibility and to more efficiently manage our growing cash position. Over the past 24 months, we have reduced the previous debt by 48% from $77.7 million to $40.5 million, and our current cash position exceeds debt for the second consecutive quarter since 2015.”

“Encouraged by the feedback and interest we have received from customers on Undertone’s new Synchronized Digital Branding solution, which we introduced in early 2018, we have made the strategic decision to allocate additional R&D resources to further enhance Undertone’s core technology in 2019,” added Mr. Gerstel. “The goal of these investments is to further differentiate our offering and better meet the needs of our clients which will position us to capture a larger share of advertisers spend.”

“We have also reaffirmed our strategic decision to not degrade the quality of Undertone’s premium offerings by filling a short-term gap with lower value ad units,” continued Mr. Gerstel. “This decision will preserve the superior results we deliver to our clients and with it, maintain our high margins – even though it has and will continue to impact our top-line results in the near-term. We are managing our business for earnings and are prepared to see this transition through as we leverage our strong cash generation to strengthen our product offering and position Undertone for new growth opportunities.”

Mr. Gerstel concluded, “Under fresh leadership in our CodeFuel business, we are finding new revenue opportunities for our industry-leading platform, while maintaining and in fact deepening a strong and strategically important relationship with Microsoft’s Bing. CodeFuel continues to generate significant cash flow, enabling us to invest even further in our advertisement business. This business has been resilient, and our strong relationship with Bing suggests continued strength and cash generation for the foreseeable future.”

Financial Comparison for the Fourth Quarter of 2018:

Revenues: Revenues decreased by 7%, from $77.3 million in the fourth quarter of 2017 to $72.0 million in the fourth quarter of 2018. This decrease was primarily a result of a 13% decrease in Advertising revenues due to insufficient programmatic inventory to meet our demand for our high-impact ad units. Search revenues were increased by 1% in the fourth quarter of 2018 mainly due to higher Revenue-Per-Mille and the number of searches, despite churn of our legacy products.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the fourth quarter of 2018 were $36.6 million, or 51% of revenues, as compared to $35.1 million, or 45% of revenues in the fourth quarter of 2017. In Search and other revenues, the increase as a percentage of revenues is primarily due to the churn of our legacy products, while in Advertising, the increase is mainly attributed to product mix and the effect of header bidding and Chrome’s ad blocker.

Net Income (Loss): On a GAAP basis, net income in the fourth quarter of 2018 was $4.9 million, as compared to a net loss of $(37.3) million in the fourth quarter of 2017.

Non-GAAP Net Income: In the fourth quarter of 2018, non-GAAP net income was $5.8 million, or 8.1% of revenues, compared to the $6.4 million, or 8.2% of revenues, in the fourth quarter of 2017.

Adjusted EBITDA: In the fourth quarter of 2018, Adjusted EBITDA was $11.5 million, or 16% of revenues, compared to $11.9 million, or 15% of revenues, in the fourth quarter of 2017.

Cash and Cash Flow from Operations: As of December 31, 2018, cash and cash equivalents and short-term deposit were $43.1 million. Cash provided by operations in the fourth quarter of 2018 was $4.3 million, compared to $7.2 million in the fourth quarter of 2017.

Short-term Debt, Long-term Debt and Convertible Debt: As of December 31, 2018, total debt was $40.5 million, compared to $60.7 million at December 31, 2017.

Perion satisfies all the financial covenants associated with its public debt.

Financial Comparison for the full year of 2018:

Revenues: Revenues decreased by 8%, from $274.0 million in 2017 to $252.8 million in 2018. This decrease was primarily a result of Search and other revenues declining 9% due to churn of our legacy products and the 2017 network cleanup, along with a 6% decrease in our Advertising revenues due to insufficient programmatic inventory to meet our demand for our programmatic high-impact ad units.

Customer Acquisition Costs and Media Buy ("CAC"): CAC in 2018 were $128.4 million, or 51% of revenues, as compared to $130.9 million, or 48% of revenues, in 2017. In Search and other revenues, the increase as a percentage of revenues is primarily due to the churn of our legacy products, while in Advertising, the increase is mainly attributed to product mix and due to the effect of header bidding and Chrome ad blocker.

Net Income: On a GAAP basis, the full-year net income in 2018 was $8.1 million, as compared to a net loss of $(72.8) million in 2017.

Non-GAAP Net Income: In 2018, non-GAAP net income was $17.8 million, or 7.0% of revenues, compared to $17.4 million, or 6.4% of revenues, in 2017.

Adjusted EBITDA: In 2018, Adjusted EBITDA was $29.6 million, or 12% of revenues, compared to $28.9 million, or 11% of revenues, in 2017.

Cash and Cash Flow from Operations: As of December 31, 2018, cash, cash equivalents and short-term deposits were $43.1 million. Cash provided by operations in 2018 decreased by 9%, from $36.0 million in 2017 to $32.8 million in 2018.

2019 Guidance:

Management expects to generate Adjusted EBITDA of $22 million to $24 million for the full year of 2019.

Gerstel concluded, “Our efforts to strengthen Perion’s financial position and streamline our operations in 2018 have provided us with the necessary foundation to advance investments in growth. We expect 2019 to be a year of continued transition as we prioritize margins and profitability over sales while introducing new offerings that will be the catalyst for future growth.”

Conference Call:

Perion management will host a conference call to discuss the results today at 10 a.m. ET. Details are as follows:
•	Conference ID: 5632003
•	Dial-in number from within the United States: 1-800-263-0877
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-646-828-8143
•	Playback available until February 20, 2019 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 5632003 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)
	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018
	Unaudited	Unaudited	Audited	Unaudited
Revenues:
Advertising	$43,029	$37,251	$134,481	$125,977
Search and other	34,251	34,711	139,505	126,868
Total Revenues	77,280	71,962	273,986	252,845

Costs and Expenses:
Cost of revenues	6,838	6,416	24,659	23,757
Customer acquisition costs and media buy	35,092	36,553	130,885	128,351
Research and development	4,406	4,321	17,189	18,884
Selling and marketing	14,309	10,501	52,742	38,918
General and administrative	5,369	3,398	21,911	16,450
Depreciation and amortization	3,294	2,629	16,591	9,719
Impairment charges	41,820	-	85,667	-
Restructuring costs	-	-	-	2,075
Total Costs and Expenses	111,128	63,818	349,644	238,154

Income (Loss) from Operations	(33,848)	8,144	(75,658)	14,691
Financial expense, net	1,756	753	5,922	3,794

Income (Loss) before Taxes on income	(35,604)	7,391	(81,580)	10,897
Taxes on income (Tax benefit)	1,673	2,504	(8,826)	2,776

Net Income (Loss)	$(37,277)	$4,887	$(72,754)	$8,121

Net Earnings (Loss) per Share
Basic	$(1.44)	$0.19	$(2.81)	$0.31
Diluted	$(1.44)	$0.19	$(2.81)	$0.31
Weighted average number of shares
Basic	25,850,023	25,850,187	25,849,724	25,850,067
Diluted	25,850,023	26,850,977	25,849,724	26,855,225

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2017	2018
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$31,567	$39,109
Short-term bank deposit	5,913	4,000
Accounts receivable, net	62,830	55,557
Prepaid expenses and other current assets	13,955	5,227
Total Current Assets	114,265	103,893

Property and equipment, net	17,476	15,649
Goodwill and intangible assets, net	136,360	131,547
Deferred taxes	4,798	4,414
Other assets	1,128	943

Total Assets	$274,027	$256,446

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$39,180	$38,208
Accrued expenses and other liabilities	17,784	17,240
Short-term loans and current maturities of long-term and convertible debt	13,989	16,059
Deferred revenues	5,271	3,794
Payment obligation related to acquisitions	5,146	1,813
Total Current Liabilities	81,370	77,114
Long-Term Liabilities:
Long-term debt, net of current maturities	30,026	16,667
Convertible debt, net of current maturities	16,693	7,726
Other long-term liabilities	7,606	6,158
Total Liabilities	135,695	107,665

Shareholders' equity:
Ordinary shares	211	211
Additional paid-in capital	236,975	239,693
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	532	142
Accumulated deficit	(98,384)	(90,263)
Total Shareholders' Equity	138,332	148,781

Total Liabilities and Shareholders' Equity	$274,027	$256,446

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended December 31,		Year ended December 31,
	2017	2018	2017	2018
	Unaudited	Unaudited	Audited	Unaudited
Operating activities:
Net Income (Loss)	$(37,277)	$4,887	$(72,754)	$8,121

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,294	2,629	16,591	9,719
Impairment of goodwill and intangible assets	41,820	-	85,667	-
Stock based compensation expense	445	596	2,112	2,718
Accretion of payment obligation related to acquisition	(18)	-	43	-
Foreign currency translation	6	(9)	83	3
Accrued interest, net	136	648	475	1,005
Deferred taxes, net	3,038	244	(8,877)	335
Accrued severance pay, net	960	(34)	801	(783)
Fair value revaluation - convertible debt	1,017	(844)	3,785	(1,585)
Restructuring costs related to impairment of property and equipment	-	-	-	462
Net changes in operating assets and liabilities	(6,260)	(3,775)	8,087	12,806
Net cash provided by operating activities	$7,161	$4,342	$36,013	$32,801

Investing activities:
Purchases of property and equipment	$(107)	$(629)	$(1,596)	$(1,979)
Capitalization of development costs	(1,319)	(307)	(5,756)	(1,756)
Change in restricted cash, net	-	(500)	-	(500)
Short-term deposits, net	(4,405)	(4,000)	2,501	1,913
Cash paid in connection with acquisitions	-	(1,666)	-	(3,333)
Net cash used in investing activities	$(5,831)	$(7,102)	$(4,851)	$(5,655)

Financing activities:
Exercise of stock options and restricted share units	-	-	1	-
Payment made in connection with acquisition	(1,000)	-	(2,551)	-
Proceeds from long-term loans	-	25,000	5,000	25,000
Repayment of convertible debt	-	-	(7,901)	(8,167)
Repayment of short-term loans	-	-	(7,000)	-
Repayment of long-term loans	(2,759)	(24,036)	(11,389)	(36,509)
Net cash provided by (used in) financing activities	$(3,759)	$964	$(23,840)	$(19,676)
Effect of exchange rate changes on cash and cash equivalents	29	28	283	72
Net increase (decrease) in cash and cash equivalents	(2,400)	(1,768)	7,605	7,542
Cash and cash equivalents at beginning of period	33,967	40,877	23,962	31,567
Cash and cash equivalents at end of period	$31,567	$39,109	$31,567	$39,109

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018
	Unaudited	Unaudited	Audited	Unaudited

GAAP Net Income (Loss)	$(37,277)	$4,887	$(72,754)	$8,121
Share based compensation	446	596	2,112	2,718
Amortization of acquired intangible assets	2,416	1,186	13,024	4,777
Restructuring costs	-	-	-	2,075
Non-recurring Legal fees	206	125	206	351
Impairment of goodwill and intangible assets	41,820	-	85,667	-
Fair value revaluation of convertible debt and related derivative	538	(307)	1,148	756
Accretion of payment obligation related to acquisition	(18)	-	43	-
Taxes on the above items	(1,763)	(684)	(12,010)	(997)
Non-GAAP Net Income	$6,368	$5,803	$17,436	$17,801

Non-GAAP Net Income	$6,368	$5,803	$17,436	$17,801
Taxes on income	3,436	3,188	3,184	3,773
Financial expense, net	1,236	1,060	4,731	3,038
Depreciation	878	1,443	3,567	4,942
Adjusted EBITDA	$11,918	$11,494	$28,918	$29,554

Non-GAAP diluted earnings per share	$0.24	$0.21	$0.72	$0.65

Shares used in computing non-GAAP diluted earnings per share	25,850,021	26,437,584	26,374,193	25,506,072